UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Wayne Cohen

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

Copy to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,595,576 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,595,576 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,595,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (2)
14.	TYPE OF REPORTING PERSON HC

(1)

Includes 639,040 shares of Class A Common Stock held by Sculptor Special Funding, LP, Sculptor Credit Opportunities Master Fund, Ltd., Sculptor Enhanced Master Fund Ltd., Sculptor SC II LP, Sculptor Master Fund, Ltd. and 9,956,536 shares of Class B Common Stock held by SCM GC Investments Limited, of which 817,868 are subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. and Sculptor Enhanced Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Special Funding, LP, Sculptor Credit Opportunities Master Fund, Ltd., Sculptor Enhanced Master Fund Ltd. and Sculptor Master Fund, Ltd. Sculptor II LP is the investment adviser to Sculptor SC II LP. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Holding II LLC serves as the sole general partner of Sculptor Capital II LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation and the sole member of Sculptor Capital Holding II LLC.

(2)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON SCM GC Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,956,536 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,956,536 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,956,536 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Includes 9,956,536 shares of Class B Common Stock, of which 817,868 are subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. and Sculptor Enhanced Master Fund Ltd.

(2)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Special Funding, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,105
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 23, 2022 (the “Closing 8-K”), plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Credit Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K, plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Enhanced Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,375
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor SC II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 434,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 618,185 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 618,185 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,185 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

Includes 618,185 shares of Class A Common Stock held by Sculptor Special Funding, LP, Sculptor Credit Opportunities Master Fund, Ltd., Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd. Sculptor Capital LP is the investment adviser to Sculptor Special Funding, LP, Sculptor Credit Opportunities Master Fund, Ltd., Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd.

(2)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,855 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,855 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,855 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 20,855 shares of Class A Common Stock held by Sculptor SC II LP. Sculptor II LP is the investment adviser to Sculptor SC II LP.
(2)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 618,185 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 618,185 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,185 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14.	TYPE OF REPORTING PERSON HC

(1)

Includes 618,185 shares of Class A Common Stock held by Sculptor Special Funding, LP, Sculptor Credit Opportunities Master Fund, Ltd., Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP, which is the investment adviser to Sculptor Special Funding, LP, Sculptor Credit Opportunities Master Fund, Ltd., Sculptor Enhanced Master Fund Ltd., and Sculptor Master Fund, Ltd.

(2)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Holding II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,855 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,855 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,855 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14.	TYPE OF REPORTING PERSON HC

(1)	Sculptor Capital Holding II LLC serves as the sole general partner of Sculptor Capital II LP, which is the investment adviser to Sculptor SC II LP.
(2)

The calculation is based on 29,412,877 shares of Class A common stock issued and outstanding as of June 16, 2022 as reported in the Closing 8-K plus 9,956,536 shares of Class B common stock held by the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware Corporation (the “Company” or the “Issuer”). The principal executive offices of the Issuer are located at 1301 Sansome Street, San Francisco, California.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, Sculptor Capital II LP (“Sculptor II”), a Delaware limited partnership, Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, Sculptor Capital Holding II LLC (“SCHC-II”), a Delaware limited liability company, Sculptor Capital Management, Inc. (“SCU”), a Delaware limited liability company, Sculptor Master Fund, Ltd. (“SCMF”) a Cayman Islands company, Sculptor Special Funding, LP (“SSF”) a Cayman Islands exempted limited partnership, Sculptor Credit Opportunities Master Fund, Ltd. (“SCCO”) a Cayman Islands company, Sculptor SC II LP (“SCII”) a Delaware limited partnership, Sculptor Enhanced Master Fund, Ltd. (“SCEN”) a Cayman Islands company, and SCM GC Investments Limited (“SCM GC”) a Cayman Islands exempted company. Sculptor, Sculptor II, SCHC, SCHC-II, SCU, SCMF, SSF, SCCO, SCII, SCEN, SCM GC are each individually referred to as a “Reporting Person” and collectively, the “Reporting Persons”.

(b) The address of the principal business office of Sculptor, Sculptor II, SCHC, SCHC-II, and SCU is 9 West 57 Street, 39 Floor, New York, NY 10019. The address of the principal business office of SCMF, SCEN, and SCCO is c/o State Street (Cayman) Trust, Limited, 1 Nexus Way —Suite #5203, PO Box 896, Helicona Courtyard, Camana Bay, Grand Cayman, KY1-1103, Cayman. The address of the principal business office of SSF is c/o MaplesFS Limited, P.O. Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands. The address of the principal business office of SCII is c/o The Corporation Trust Company 1209 Orange Street, Wilmington DE 19801. The address of the principal business office of SCM GC Investments Limited is c/o Stuarts Corporate Services Ltd. P.O. Box 2510 69 Dr. Roy’s Drive Grand Cayman KY1-1104 Cayman Islands.

(b), (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of SCU is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(c) The principal business of each of SCMF, SSF, SCCO, SCII, SCEN, SCM GC (collectively, the “Investment Funds”) is the ownership of equity interests in various entities. The principal business of Sculptor and Sculptor II is serving as the principal investment manager of the Investment Funds. The principal business of each of SCHC, SCHC-II and SCU is the direct and indirect ownership of general partner interests of each of the Investment Funds, Sculptor and Sculptor II.

(d) None of the Reporting Persons nor, to the best of their knowledge, their respective executive officers, managers or directors or Covered Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons have been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) None of the Reporting Persons nor, to the best of their knowledge, their respective executive officers, managers or directors or Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, the Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities reported herein were received as consideration in connection with a Business Combination (as defined below).

Merger Transaction

One June 16, 2022, the Issuer consummated the Business Combination (the “Closing”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 7, 2021, as amended and restated on March 31, 2022, by and among VGAC II, Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC II (“Merger Sub I”), Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of VGAC II (“Merger Sub II”) and Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”). The transactions contemplated by the Merger Agreement are collectively referred to herein as the “Business Combination.”

On June 15, 2022, as contemplated by the Merger Agreement, VGAC II filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which VGAC II was domesticated and continued as a Delaware public benefit corporation, changing its name to “Grove Collaborative Holdings, Inc.” As a result of and upon the effective time of the Domestication, among other things, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of VGAC II, and Class B ordinary shares, par value $0.0001 per share, of VGAC II, automatically converted, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of New Grove (the “Class A Common Stock”).

Under the Merger Agreement, among other things, (i) each share of common stock, par value $0.0001 per share, of Grove (“Grove Common Stock”) and preferred stock, par value $0.0001 per share, of Grove (“Grove Preferred Stock”) (on an as-converted to common stock basis) (other than dissenting shares) was canceled and converted into the right to receive (a) a number of shares of Class B common stock, par value $0.0001 per share, of New Grove (the “Class B Common Stock”), as determined pursuant to an exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”) and (b) a number of restricted shares of New Grove Class B Common Stock that will vest upon the achievement of certain earnout thresholds prior to the tenth anniversary of Closing (the “Grove Earnout Shares”).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Amendment thereto, included with this Statement as Exhibits 1 and 2 and incorporated herein by reference.

PIPE Financing

In connection with the Merger Agreement, on December 7, 2021, VGAC II entered into subscription agreements (collectively, the “Subscription Agreements”), with certain investors including the Reporting Persons (collectively, the “PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for 8,707,500 shares of New Grove Class A Common Stock at a price of $10.00 per share for aggregate proceeds of $87,075,000 (the “PIPE Financing”). The PIPE Financing was consummated substantially concurrently with the Closing.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Class A Common Stock and the Class B Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Class A Common Stock or Class B Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Class A Common Stock or Class B Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock and the Class B Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a),(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Sculptor is the investment adviser to SSF, SCCO, SCEN, and SCMF and thus may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor II is the investment adviser to SCII, and thus may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor II. SCHC serves as the sole general partner of Sculptor and SCHC-II serves as the sole general partner of Sculptor II. As such, SCHC and SCHC-II may be deemed to control Sculptor and Sculptor II, respectively, and, therefore, may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor and Sculptor II, respectively. SCU is the sole shareholder of SCHC and sole member of SCHC-II and may be deemed a beneficial owner of the shares in the accounts managed by Sculptor and Sculptor II. SCMGC is wholly owned by SCMF and SCEN.

(c) Annex B, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended June 27, 2022. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 hereof is hereby incorporated by reference.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, New Grove entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with certain other stockholders including the Reporting Persons (collectively, with each other person who has executed and delivered a joinder thereto, the “RRA Parties”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of New Grove Class A Common Stock and certain other equity securities of New Grove that are held by the RRA Parties from time to time.

The foregoing summary does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement included with this Statement as Exhibit 3 and incorporated herein by reference

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 7, 2021, by and among Virgin Group Acquisition Corp. II, Treehouse Merger Sub, Inc. and Grove Collaborative, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K (File No. 001-40263), filed with the SEC on December 8, 2021).

2	Amended and Restated Agreement and Plan of Merger, dated as of March 31, 2022, by and among Virgin Group Acquisition Corp. II, Treehouse Merger Sub, Inc., Treehouse Merger Sub II, LLC and Grove Collaborative, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K (File No. 001-40263), filed with the SEC on April 4, 2022).

3	Amended and Restated Registration Rights Agreement, dated as of June 16, 2022, among the Company, Virgin Group Acquisition Sponsor II, LLC, and certain other parties (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K (File No. 001-40263), filed with the SEC on June 23, 2022).

4	Joint Filing Agreement, dated June 27, 2022.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCM GC INVESTMENTS LIMITED

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR SPECIAL FUNDING, LP

By: Sculptor Capital LP, its investment manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CREDIT OPPORTUNITIES MASTER FUND, LTD.

By: Sculptor Capital LP, its Investment Manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR ENHANCED MASTER FUND, LTD.

By: Sculptor Capital LP, its Investment Manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR SC II LP

By: Sculptor Capital II LP, its Investment Manager
By: Sculptor Capital Holding II LLC, its General Partner
By: Sculptor Capital LP, its Member

By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL LP

By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL II LP

By: Sculptor Capital Holding II LLC, its General Partner
By: Sculptor Capital LP, its Member
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING II LLC

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Annex A

The following is a list of the executive officers and directors of Sculptor Capital Management, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Sculptor).

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
James S. Levin	Chief Investment Officer and Chief Executive Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

Dava Ritchea	Chief Financial Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

Wayne Cohen	President and Chief Operating Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

David M. Levine	Chief Legal Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

Herbert Allen Pollard	Executive Managing Director and Chief Accounting Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
James S. Levin	Sculptor Capital Management, Inc. – Chief Investment Officer and Chief Executive Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

Wayne Cohen	Sculptor Capital Management, Inc. – President and Chief Operating Officer	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

David Bonanno	Far Peak Acquisition Corporation – Chief Financial Officer	Far Peak Acquisition Corporation 511 6th Ave, #7342 New York, New York 10011	U.S.

Marcy Engel	Sculptor Capital Management – Chairperson of the Board of Directors	Sculptor Capital Management, Inc. 9 West 57th Street New York, New York 10019	U.S.

Charmel Maynard	University of Miami—Associate Vice President, Chief Investment Officer, and Treasurer	University of Miami 1320 S Dixie Hwy Coral Gables, Florida 33146	U.S.

Bharath Srikrishnan	BharCap Partners, LLC – Founder and Managing Partner	BharCap Partners, LLC 165 Mason Street, 2nd Floor Greenwich, Connecticut 06830	U.S.

Annex B

Transaction in Common Stock

(60-day period ended on April 19, 2022)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
Sculptor SC II LP	6/21/2022	-9981	$8.01	Sell
Sculptor SC II LP	6/21/2022	-3750	$9.47	Sell
Sculptor SC II LP	6/21/2022	-3750	$11.53	Sell
Sculptor SC II LP	6/22/2022	-3374	$6.56	Sell
Sculptor Special Funding, LP	6/21/2022	-43599	$8.01	Sell
Sculptor Special Funding, LP	6/21/2022	-16381	$9.47	Sell
Sculptor Special Funding, LP	6/21/2022	-16381	$11.53	Sell
Sculptor Special Funding, LP	6/22/2022	-14744	$6.56	Sell
Sculptor Credit Opportunities Master Fund, Ltd.	6/21/2022	-9981	$8.01	Sell
Sculptor Credit Opportunities Master Fund, Ltd.	6/21/2022	-3750	$9.47	Sell
Sculptor Credit Opportunities Master Fund, Ltd.	6/21/2022	-3750	$11.53	Sell
Sculptor Credit Opportunities Master Fund, Ltd.	6/22/2022	-3374	$6.56	Sell
Sculptor Enhanced Master Fund, Ltd.	6/21/2022	-2979	$8.01	Sell
Sculptor Enhanced Master Fund, Ltd.	6/21/2022	-1119	$9.47	Sell
Sculptor Enhanced Master Fund, Ltd.	6/21/2022	-1119	$11.53	Sell
Sculptor Enhanced Master Fund, Ltd.	6/22/2022	-1008	$6.56	Sell
Sculptor Enhanced Master Fund, Ltd.	6/22/2022	-469	$7.64	Sell
Sculptor Enhanced Master Fund, Ltd.	6/23/2022	-998	$6.26	Sell
Sculptor Master Fund, Ltd.	6/22/2022	-3436	$7.64	Sell
Sculptor Master Fund, Ltd.	6/23/2022	-7702	$6.26	Sell